Exhibit 99.1

DigiAsia Corp. Announces Strategic Initiative to Utilize Artificial Intelligence Solutions To Accelerate Financial Inclusion of Micro Small and Medium Enterprises (MSME) in Indonesia

Jakarta, Indonesia - April 22, 2024 - DigiAsia Corp. (“DigiAsia” or the “Company”) (NASDAQ: FAAS), is pleased to announce a strategic new development in its service offerings, heralding a new era of innovation and growth within the financial sector by harnessing artificial intelligence (“AI”) solutions.

The Company’s latest initiative focuses on the incorporation of cutting-edge AI technology into its existing embedded finance solutions. This ground-breaking endeavour, known as ANDITA (Artificial Neurolinguistic Data Intelligence for Transaction Analytics), is poised to transform the landscape of financial services, particularly for the MSME segment in Indonesia.

ANDITA is a partnership between DigiAsia and PT Meteor Inovasi Digital, a leading technology development firm in Indonesia, leveraging joint expertise to accelerate the adoption of AI services to create real world impact.

By harnessing the capabilities of AI-driven insights, DigiAsia aims to streamline loan approval processes, providing MSME merchants with enhanced speed and accuracy leading to greater financial inclusion in this underserved market. Through optimized cash management, resource planning, and working capital utilization, businesses can anticipate significant improvements in operational efficiency and financial performance.

“We are pleased to introduce the integration of AI technology into our financial services,” said Prashant Gokarn, CEO of DigiAsia. “This collaboration signifies a significant stride forward in our mission to empower SMEs with the necessary tools and resources for success in today’s digital economy.”

There are more than 60 million MSMEs estimated in Indonesia, contributing to an estimated 61+% of Indonesia’s GDP (Gross Domestic Product). DigiAsia expects to launch ANDITA via its existing B2B partners in the FMCG (Fast Moving Consumer Goods) and Telecom segments via a rapid deployment into DigiAsia’s existing supply chain connectivity.

ANDITA is expected to launch in the second half of 2024.

Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning DigiAsia and the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. DigiAsia cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world including those discussed in DigiAsia’s Form 20-F under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and DigiAsia specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

Investor Contact:

DigiAsia Corp

Email: investor.relation@digiasia.asia